SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF AUGUST 2005

                                 LANOPTICS LTD.
                              (Name of Registrant)


               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-126416 and 333-112136 and 333-121611 and Form S-8 Registration Statement File No. 33-71822.

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  LANOPTICS LTD.


                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer


Dated: September 1, 2005

                                 LANOPTICS LTD.
                                1 HATAMAR STREET
                              YOKNEAM 20692, ISRAEL

                           --------------------------

                                 PROXY STATEMENT

                           --------------------------

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS
                               SEPTEMBER 28, 2005

     We invite you to attend the Annual General Meeting of Shareholders (the "Meeting") of LanOptics Ltd. (the "Company"). The Meeting will be held on September 28, 2005 at 11:00 A.M. (Israel time), at the principal executive offices of the Company at the above address.

     We are providing this Proxy Statement to the holders of Ordinary Shares, NIS 0.02 nominal value (the "Ordinary Shares"), of the Company. The Board of Directors of the Company is asking that you sign and send in your proxy card in order to vote at the Meeting or at any adjournment of the Meeting. Following are the agenda items for the Meeting: (1) to elect four directors for the coming year; (2) to elect one outside director for a period of three years; (3) to review and discuss the Consolidated Financial Statements of the Company for the year ended December 31, 2004; to ratify the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2005, and to authorize the compensation of the auditors; (4) to amend the Articles of Association of the Company regarding insurance, indemnification and exculpation; and (5) subject to approval of such amendment of the Articles of Association, to approve corresponding amendments to the indemnification agreements with each of the Company's directors.

     A form of proxy card for use at the Meeting is attached. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by filing a written notice of revocation with the Company, by completing and returning a duly executed proxy card bearing a later date, or by voting in person at the Meeting. Shares represented by a valid proxy card in the attached form will be voted in favor of all of the proposed resolutions to be presented to the Meeting, unless you clearly vote against a specific resolution.

     The Board of Directors of the Company is soliciting the attached proxy cards for the Meeting. You are entitled to notice of the Meeting and to vote at the Meeting if you were a shareholder of record at the close of business on August 26, 2005. You are also entitled to notice of the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee which was a shareholder of record of the Company at the close of business on August 26, 2005 or which appeared in the participant listing of a securities depository on that date. We are mailing the proxy cards to shareholders on or about September 1, 2005, and we will solicit proxies primarily by mail and email. The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone and other means by certain officers, directors, employees and agents of the Company, but they will not receive additional compensation for these services. The Company will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

     On August 26, 2005 the Company had outstanding 11,633,771 Ordinary Shares. Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. At least two shareholders who attend the Meeting in person or by proxy will constitute a quorum at the Meeting, provided that they hold shares conferring in the aggregate more than 50% of the voting power of the Company. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the same day in the next week, at the same time and place. The Chairman of the Board may, however, adjourn the Meeting to a different day, time or place, with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. At an adjourned Meeting, any two shareholders who attend the Meeting in person or by proxy will constitute a quorum. Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will be disregarded and will have no effect on whether the requisite vote is obtained.


                       BENEFICIAL OWNERSHIP OF SECURITIES
                   BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information as of August 24, 2005 concerning (i) the only persons or entities known to the Company to own beneficially more than 5% of the Company's outstanding Ordinary Shares, and (ii) the number of Ordinary Shares beneficially owned by all directors and executive officers as a group:

                                                                 NUMBER OF
NAME                                                            SHARES(1)(2)  PERCENT
----                                                            ------------- --------
Eli Fruchter                                                       610,596     5.2%
All directors and executive officers as a group (6 persons)(3)     835,335     6.7%

     (1) The number of Ordinary Shares beneficially owned includes the shares issuable pursuant to stock options that are exercisable within 60 days of August 24, 2005. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person.

     (2)  Based on the most recent 13G and 13D filings.

     (3) As of August 24, 2005, all directors and executive officers as a group (6 persons) held vested options exercisable into 224,739 Ordinary Shares at exercise prices ranging from $4.15 to $6.93. These options expire between November 2006 and December 2009.


          ITEM 1 - ELECTION OF DIRECTORS (OTHER THAN OUTSIDE DIRECTORS)

     In accordance with the Company's Articles of Association, the Company's shareholders last fixed the maximum number of directors at ten. The Company currently has five directors, which has been the case since the death in December 2004 of Zvi Zur, who served as one of the Company's two outside directors mandated by Israel's Companies Law (the "Companies Law"). Mr. Zur's death left a vacancy in the position of outside director. The Board of Directors promptly commenced a search for a candidate who meets the requirements of the Companies Law. David Schlachet has been found by the Board to possess the necessary qualifications, and he has submitted the necessary declaration required by the Companies Law. The election of Mr. Schlachet is addressed in
Item 2 below. Benjamin D. Gaon, who is currently the Company's sole outside director under the Companies Law, is serving a three-year term of office that is scheduled to expire in 2006, and therefore he is not required to stand for reelection at the Meeting.

     Shareholders are being asked to reelect all of the current directors (other than Mr. Gaon, whose term of office is scheduled to expire in 2006). If all of the Company's nominees are elected, following the Meeting there will be six members of the Board of Directors of the Company (including the outside directors) in office.

     Management recommends that the following four nominees be elected to the Board of Directors at the Meeting, each to serve until the next annual meeting of shareholders.

     DR. MEIR D. BURSTIN, 62, is Chairman of the Board of Directors of the Company as well as the Chairman of the Board of Directors of the Company's subsidiary, E.Z. Chip Technologies Ltd. ("EZchip"). In addition, he is the Chairman of Sivron, a security trade software company, and Director of Negev Software, a communication monitoring company. Dr. Burstin was the Chairman and founder of ART Advanced Recognition Technologies Inc., a speech and handwriting recognition company, recently acquired by Scansoft. He was a founder and chairman of the Board of Ornet, a data switching company founded in 1996 and acquired by Siemens two years later. Dr. Burstin was a director of several other high-tech companies and the Chairman of the Jerusalem Software Greenhouse. In 1969, Dr. Burstin was a founder of Advanced Technology Ltd. (ATL), one of Israel's largest software companies at the time, and served as its president until 1982. From 1982 to 1984, Dr. Burstin was a Visiting Scholar at the Computer Science Department at UCLA and Vice President Technologies of Tadiran U.S. In this position, he was in charge of the acquisition of technologies and technology companies for Tadiran. Upon his return to Israel in 1984, he became a Corporate Vice President of Tadiran Ltd., then one of Israel's largest electronics companies, and President of Tadiran's Systems Division. In 1986, he also became President of Elisra Systems, an electronic warfare company acquired by Tadiran, and organized the acquisition. In addition, Dr. Burstin served as a Chairman or Director of several Tadiran subsidiaries. Dr. Burstin holds a PhD in Information Systems and Computers from Tel Aviv University. He received B.Sc. degrees in Physics and Mathematics and an M.Sc. in Physics from the Hebrew University of Jerusalem.

     ELI FRUCHTER, 49, is the President and Chief Executive Officer of EZchip, a position that he has held since Ezchip's inception, and has been a director of the Company since its inception. He served as General Manager of our company from its inception until May 1999, and as President, Chief Executive Officer and General Manager from May 1999 through September 1999. From March 1995 until September 1999 he was the Chairman of the Board of Directors of our company. Mr. Fruchter was among the founders of Adacom Technologies Ltd., a manufacturer of data communications products for the IBM 3270 environment. From April 1985 until December 1987 he served as a research and development manager at Adacom, and from January 1988 until November 1989 he was the Manager of Adacom's Marketing Department. Before helping to found Adacom in 1985, Mr. Fruchter was Manager - Research and Development Group of Fibronics Ltd., a manufacturer of data communications and fiber optics systems. Mr. Fruchter holds a B. Sc. degree in Electrical Engineering from the Technion - Israel Institute of Technology.

     DR. RAN GILADI, 50, has been a director of the Company since December 2001. Dr. Giladi is a faculty member at Ben-Gurion University of the Negev, Beersheba, where he founded and was the Head of the Department of Communication Systems Engineering from 1992 until 2000. Dr. Giladi is also the active Chairman of DiskSites, Inc. and of InfoCyclone Inc., a company he co-founded in September 2000, which produces storage appliances for owners of massively accessed repositories and of which he was President and Chief Executive Officer from 2000 until 2002. Dr. Giladi taught at the Business School and at the Electrical Engineering Department of Tel-Aviv University from 1987 until 1993. Dr. Giladi co-founded Ramir Ltd., which was later acquired by Harris-Adacom, and served as Vice President Research & Development in both companies from 1984 until 1986. Dr. Giladi also founded the Israeli Consortia for research on network management systems (NMS), and served as the Chairman of the Consortia Board of Directors. His research interests include computer and communications systems performance, data networks and communications, and network management systems. Dr. Giladi received a B.A. in Physics and an M.Sc. in Biomedical Engineering from the Technion - Israel Institute of Technology, and a Ph.D. in Computers and Information Systems from Tel Aviv University.

     KAREN SARID, 55, has been a director of the Company since December 2001. Ms. Sarid is currently General Manager of Orex Computed Radiography Ltd. (advanced radiography systems for the digital x-ray market), a Kodak company. Prior to this and since September 2000, she held the position of Chief Operating Officer and Chief Financial Officer at Orex. From September 1999 until September 2000 she was Chief Financial Officer and a member of the Board of Directors of Forsoft Ltd., a software solutions provider and a subsidiary of the Formula Group. From 1996 until August 1999 Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of ESC Medical Systems Ltd., a medical laser manufacturer that is traded on NASDAQ Stock Market. She was Chief Financial Officer of LanOptics from 1993 through 1996. Ms. Sarid received a B.A. in Economics and Accounting from Haifa University, and was awarded the CFO of the Year award in 1998 by the Association of Chief Financial Officers in Israel.

     As noted above, Benjamin D. Gaon is the Company's outside director elected in accordance with the Companies Law for a three-year term of office that will expire in 2006. Biographical information concerning Mr. Gaon follows for informational purposes only.

     BENJAMIN (BENNY) D. GAON, 70, has been a director of the Company since 1995. Mr. Gaon is President and Chairman of Israel-registered B. Gaon Holdings Ltd., whose activities encompass three main sectors: financial and other services; agro-industries; and wholesale and retail. Previously, Mr. Gaon served as President and Chief Executive Officer of Koor Industries Ltd., Israel's largest industrial enterprise. Mr. Gaon is an active Chairman and Board member of various companies in Israel, including Yakhin Hakal Holdings Ltd., Hamashbir Holdings (1999) Ltd., H&O Hamashbir Fashion Ltd., Ahava Holdings Ltd., Dead Sea Laboratories Ltd., B. Gaon Holdings Ltd., Or Assaf Investments Ltd., Genius Technologies (1999) Ltd., B. Gaon Investments (1998) Ltd., Gaon Agro Industries Ltd., Middle East Tube Company Ltd., Menorah Gaon Investment Company Ltd., Menora Gaon Capital Markets Ltd., B. Gaon Productions and Contents Ltd., Gaon Communication Investments (2001) Ltd., Tal Sky Ltd., and Tel-Ad Jerusalem Studios Ltd. He was the Chairman of the Board of Co-Op Blue Square Consumers' Cooperative Society Ltd. and of Delek Israel Fuel Corporation Ltd. Among his other public positions, Mr. Gaon serves as Chairman of the Israel-Jordan Chamber of Commerce and as President of Israel Cancer Association. He also serves on the Board of Trustees of the Hebrew University of Jerusalem and of Tel Aviv University.

     Management knows of no current circumstances that would render any nominee named herein unable to accept nomination or election.

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the election of the nominees named above to the Board of Directors. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE ELECTION OF THE NOMINEES NAMED ABOVE TO THE BOARD OF DIRECTORS.

                    ITEM 2 - ELECTION OF ONE OUTSIDE DIRECTOR

     The Companies Law requires that the Company have at least two outside directors, who must meet certain statutory requirements of independence prescribed by the Companies Law. Both of the outside directors must serve on the Company's statutory Audit Committee, and at least one outside director must serve on each committee of the Board of Directors. The term of office of an outside director is three years, and may be extended for one additional term of three years.

     As noted above, Benjamin D. Gaon serves as an outside director of the Company. The term of Mr. Gaon is scheduled to expire in 2006, and therefore he is not required to stand for reelection at the Meeting. Shareholders are being asked to elect David Schlachet as an outside director for a term of three years that will end in 2008.

     DAVID SCHLACHET has served as chief financial officer of Syneron Medical Ltd. since July 2004. From 2000 to June 2004, Mr. Schlachet served as Managing Partner of Biocom, a venture capital fund specializing in the life sciences area. From 1995 to 2000, Mr. Schlachet served as a senior Vice President and Chief Financial Officer of Strauss Elite Holdings, a packaged food group. He also served as an active Chairman if Elite Industries Ltd. From 1988 to 1995, Mr. Schlachet served first as CEO of Yeda, the Weizmann Institute technology transfer company, and later as Vice President of Finance and Administration of the Weizmann Institute of Science. Mr. Schlachet serves as a director and Chair of audit committee for NASDAQ listed companies Pharmos Inc. and Compugen Ltd. and is a director of Israel Discount Bank. Mr. Schlachet holds a B.Sc. degree in chemical engineering and an MBA from Tel-Aviv University.

     The election of an outside director requires the vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on his election; in addition, the shareholder approval must include at least one-third of the shareholders other than the Company's controlling shareholders, if any, who are present, in person or by proxy, and voting at the Meeting or, alternatively, the total shareholdings of the shareholders who vote against this proposal must not represent more than one percent of the voting rights in the Company. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE RESOLUTION TO ELECT THE OUTSIDE DIRECTOR.


          ITEM 3 - REVIEW AND DISCUSSION OF THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2004; PROPOSAL TO RATIFY THE APPOINTMENT OF THE COMPANY'S INDEPENDENT
                AUDITORS AND TO AUTHORIZE AUDITORS' COMPENSATION

     In accordance with Section 60(b) of the Companies Law, shareholders are invited to discuss the Consolidated Financial Statements of the Company for the year ended December 31, 2004. The Annual Report on Form 20-F of the Company for the year ended December 31, 2004, including the audited Consolidated Financial Statements of the Company, is available on the Company's website, at www.lanoptics.com.

     The Board of Directors has selected the accounting firm Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors to audit the consolidated financial statements of the Company for the year ending December 31, 2005. Kost Forer Gabbay & Kasierer have audited the Company's books and accounts since its inception.

     Representatives of Kost Forer Gabbay & Kasierer will attend the Meeting and may make a statement if they so desire. They will be available to respond to appropriate questions raised during the Meeting.

     It is proposed that the following Ordinary Resolution be adopted at the
Meeting:

          "RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors for the fiscal year ending December 31, 2005 be, and it hereby is, ratified, and that the Board of Directors (or, the Audit Committee, if authorized by the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolution to ratify the appointment of the Company's independent auditors and to authorize the compensation of the auditors. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF THE COMPANY'S INDEPENDENT AUDITORS AND TO AUTHORIZE THE COMPENSATION OF THE AUDITORS.


          ITEM 4 - PROPOSAL TO AMEND THE ARTICLES OF ASSOCIATION OF THE COMPANY REGARDING INSURANCE, INDEMNIFICATION AND EXCULPATION

     Our Articles of Association allow us to procure insurance for or indemnify any office holder to the fullest extent permitted under the Companies Ordinance or any successor provisions, provided that the procurement of any such insurance or provision of any such indemnification, as the case may be, is approved by the Audit Committee of the Company and otherwise as required by law. Our Articles of Association also allow us to procure insurance for or indemnify any person who is not an office holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an office holder.

     The Company has entered into agreements with each of the Company's directors to insure and indemnify them against certain types of claims, subject to dollar limits and other limitations (the "Indemnification Agreements"). These agreements were approved by the Company's Audit Committee and Board of Directors, and were ratified by the Company's shareholders at the 2001 Annual General Meeting of the Shareholders of the Company.

     The Company was incorporated and its Articles of Association were adopted under Israel's Companies Ordinance, the predecessor to the Companies Law. The Companies Law made certain changes to the rules governing insurance, indemnification and exculpation of office holders. In March 2005, an additional amendment was adopted to the provisions of the Companies Law that govern the insurance, indemnification and exculpation of office holders. In light of the cumulative effect of the changes to these provisions since the original adoption of the Company's Articles of Association, the Board of the Directors of the Company believes that, although not required, it would be advisable to amend the provisions of the Articles of Association of the Company to more accurately reflect the current provisions of the Companies Law. The proposed changes would allow the Company to provide indemnification in connection with certain regulatory investigations and proceedings. The Board of Directors believes that the amendment will facilitate the recruitment of qualified individuals to serve as directors of the Company.

     Shareholders are being asked to approve an amendment to the Articles of Association of the Company regarding insurance, indemnification and exculpation.

     It is proposed that the following Special Resolution be adopted at the
Meeting:

          "RESOLVED, to amend and restate Article 68 of the Articles of Association of the Company to read as follows:

               `68. INSURANCE, INDEMNIFICATION AND EXCULPATION

                    The Company may insure, indemnify and exculpate its Office
               Holders to the fullest extent permitted by law, from time to time. Without limiting the generality of the foregoing:

                    (a) Subject to the provisions of the Companies Law 5759-1999 as amended from time to time (the "Companies Law"), the Company may enter into a contract for the insurance of its Office Holders, for act or omissions in their capacity as Office Holders, in whole or in part, against any of the following:

                         (i) breach of the duty of care owed to the Company or a
                    third party;

                         (ii) breach of the fiduciary duty owed to the Company,
                    provided that the Office Holder acted in good faith and had reasonable grounds to believe that his action would not harm the Company's interests; and

                         (iii) monetary liability imposed on the Office Holder
                    in favor of a third party.

                    (b) Subject to the provisions of the Companies Law, the
               Company is entitled retroactively to indemnify any Office Holder, or to provide a prior undertaking to indemnify an Office Holder where such prior undertaking is limited (1) to categories of events that the Board believes are foreseeable in light of the Company's activities on the date of grant of the undertaking to indemnify, and (2) to an amount or in accordance with guidelines determined by the Board to be reasonable in the circumstances (and such undertaking includes the categories of events that the Board believes are foreseeable in light of the Company's activities on the date of grant of the undertaking to indemnify and to an amount or in accordance with guidelines determined by the Board to be reasonable in the circumstances), for an act that such Office Holder performed by virtue of being an Office Holder of the Company, for monetary liability imposed on the Office Holder in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court.

                    (c) Subject to the provisions of the Companies Law, the
               Company is entitled retroactively to indemnify any Office Holder, or to provide a prior undertaking to indemnify an Office Holder for:

                         (i) reasonable legal costs, including attorney's fees,
                    expended by an Office Holder as a result of an investigation or proceeding instituted against the Office Holder by a competent authority, provided that such investigation or proceeding concludes without the filing of an indictment against the Office Holder and either (A) no financial liability was imposed on the Office Holder in lieu of criminal proceedings, or (B) financial liability was imposed on the Office Holder in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent; and

                         (ii) reasonable legal costs, including attorneys' fees,
                    expended by the Office Holder or for which the Office Holder is charged by a court, (a) in an action brought against the Office Holder by or on behalf of the Company or a third party, or (b) in a criminal action in which the Office Holder is found innocent, or (c) in a criminal action in which the Office Holder is convicted and in which a proof of criminal intent is not required.

                    (d) Subject to the provisions of the Companies Law, the
               Company may exculpate an Office Holder in advance from liability, or any part of liability, for damages sustained by virtue of a breach of duty of care to the Company.

                    (e) Subject to the provisions of the Companies Law, the
               Company may procure insurance for, indemnify and exculpate any person who is not an Office Holder including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder.' "

     The affirmative vote of the holders of at least 75% of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the Special Resolution to amend the Articles of Association of the Company. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE AMENDMENT TO THE ARTICLES OF ASSOCIATION OF THE COMPANY.

================================================================================
     Israeli law provides that the fifth item of business, described in greater detail below, can be validly approved by shareholders only following approval by the Audit Committee and the Board of Directors, in that order. Accordingly, the shareholders meeting will be adjourned immediately following the vote on the fourth item of business specified above. If the nominee for outside director is elected, the newly-constituted Board of Directors of the Company will convene at such time to appoint an Audit Committee that includes both outside directors, as required by Israeli Law. Thereafter, the Audit Committee will consider a proposal to approve the fifth item of business specified below. If the Audit Committee approves this proposal, the proposal will then be submitted to the Board of Directors for consideration. Subject to the approval of the Audit Committee and the Board of Directors of this proposal, the shareholders meeting will reconvene at 12:00 A.M. (Israel time), to consider and vote upon the fifth item of business, described in greater detail below.
================================================================================

         ITEM 5 - PROPOSAL TO APPROVE AMENDMENTS TO THE INDEMNIFICATION AGREEMENTS WITH EACH OF THE COMPANY'S DIRECTORS

     Subject to approval of Item 4 above (the proposal to amend the Articles of Association), shareholders are being asked to make conforming amendments to the existing Indemnification Agreements with the Company's directors. In particular, the Indemnification Agreements will be amended to allow the Company to provide indemnification in connection with certain regulatory investigations and proceedings.

     Under the Companies Law, as amended, an advance undertaking to indemnify regarding monetary liability imposed in favor of a third party in a judgment requires the Board of Directors to make a finding that the undertaking, is limited to categories of events that the Board believes are foreseeable in light of the Company's activities on the date of grant of the undertaking to indemnify and to an amount or in accordance with guidelines determined by the Board to be reasonable in the circumstances. The Board of Directors has reviewed the existing limits contained in the Indemnification Agreements with respect to an advance undertaking to indemnify and found them to be consistent with these Companies Law limitations. In light of the increased responsibility of directors pursuant to the Sarbanes-Oxley Act and changes to the corporate governance requirements of Nasdaq and Israeli law, and the increased difficulty of recruiting and retaining qualified directors, the Board of Directors has determined that the appropriate limit on an advance undertaking to indemnify will be not less than US$10,000,000.

     Shareholders are being asked to approve amendments to the Indemnification Agreements with each of the Company's directors to conform them to the revised Articles of Association and the limit on the amount payable under the Indemnification Agreements as determined by the Board of Directors. This limit which is currently one-half of the shareholders' equity of the Company measured by the balance sheet of the Company last published prior to the time that indemnification is sought, will be modified so that in no event will it be less than US$10,000,000. If the proposed amendments to the Articles of Association or the proposed amendments to the Indemnification Agreements are not approved, the existing Indemnification Agreements (which have been previously approved by shareholders) will continue to be in effect.

     It is proposed that the following Ordinary Resolution be adopted at the
Meeting:

          "RESOLVED, that the Indemnification Agreements with each of the Company's directors be amended to reflect the amended Articles of Association and the limit on the amount payable under the Indemnification Agreements for an advance undertaking to indemnify as set forth above."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolution to approve the amendments to the Indemnification Agreements. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE RESOLUTION TO APPROVE THE AMENDMENTS TO THE INDEMNIFICATION AGREEMENTS.


                                            By Order of the Board of Directors


                                            Dr. Meir D. Burstin
                                            CHAIRMAN OF THE BOARD OF DIRECTORS

Dated:  September 1, 2005


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